UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number:3235-0145 Expires: February 28, 2009 Estimated average burden hours per response… 10.4

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

National Research Corporation
(Name of Issuer)

Class B Common Stock
(Title of Class of Securities)

637372301
(CUSIP Number)

May 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[x]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Abdiel Qualified Master Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 188,307 shares (110,030 shares as of the Filing Date) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 188,307 shares (110,030 shares as of the Filing Date) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 188,307 shares (110,030 shares as of the Filing Date) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.4% (3.2% as of the Filing Date) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Abdiel Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 203,853 shares (119,116 shares as of the Filing Date) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 203,853 shares (119,116 shares as of the Filing Date) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 203,853 shares (119,116 shares as of the Filing Date) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.9% (3.4% as of the Filing Date) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Abdiel Capital Advisors, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 203,853 shares (119,116 shares as of the Filing Date) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 203,853 shares (119,116 shares as of the Filing Date) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 203,853 shares (119,116 shares as of the Filing Date) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.9% (3.4% as of the Filing Date) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Colin T. Moran
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 203,853 shares (119,116 shares as of the Filing Date) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 203,853 shares (119,116 shares as of the Filing Date) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 203,853 shares (119,116 shares as of the Filing Date) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.9% (3.4% as of the Filing Date) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer
National Research Corporation
(b)	Address of Issuer’s Principal Executive Offices
1245 Q Street Lincoln, NE 68508

Item 2.

(a)	Name of Person Filing
Abdiel Qualified Master Fund, L.P. Abdiel Capital Management, LLC Abdiel Capital Advisors, LLC Colin T. Moran
(b)	Address of Principal Business Office or, if none, Residence
410 Park Avenue, Suite 530 New York, NY 10022
(c)	Citizenship
Abdiel Qualified Master Fund, L.P. - Cayman Islands Abdiel Capital Management, LLC - Delaware Abdiel Capital Advisors, LLC - Delaware Colin T. Moran - United States
(d)	Title of Class of Securities
Class B Common Stock
(e)	CUSIP Number
637372301

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership***

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of May 31, 2013, Abdiel Qualified Master Fund, L.P. owned 188,307 shares of Class B Common Stock, which is 5.4% of the Issuer’s outstanding Class B Common Stock.  As of Filing Date, Abdiel Qualified Master Fund, L.P. owned 110,030 shares of Class B Common Stock, which is 3.2% of the Issuer’s outstanding Class B Common Stock.   As of May 31, 2013, Abdiel Capital Management, LLC, Abdiel Capital Advisors, LLC and Colin T. Moran owned 203, 853 shares of Class B Common Stock, which is 5.9% of the Issuer’s outstanding Class B Common Stock.  As of the Filing Date, Abdiel Capital Management, LLC, Abdiel Capital Advisors, LLC and Colin T. Moran owned 119,116 shares of Class B Common Stock, which is 3.4% of the Issuer’s outstanding Class B Common Stock. The percentages herein are calculated based upon the assumption that there are 3,455,464 outstanding shares of Class B Common Stock of the Issuer.  This assumption is, in turn, based upon (i) the statement in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on May 8, 2013, that there were 6,910,928 shares of Common Stock outstanding as of April 30, 2013, and (b) the statement in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 24, 2013, indicating that each then outstanding share of the Issuer’s Common Stock has been recapitalized into one-half share of the Issuer’s Class B Common Stock.

(a)	Amount Beneficially Owned***

Abdiel Qualified Master Fund, L.P. - 188,307 shares (110,030 shares as of the Filing Date)
Abdiel Capital Management, LLC - 203,853 shares (119,116 shares as of the Filing Date)
Abdiel Capital Advisors, LLC - 203,853 shares (119,116 shares as of the Filing Date)
Colin T. Moran - 203,853 shares (119,116 shares as of the Filing Date)

(b)	Percent of Class

Abdiel Qualified Master Fund, L.P. - 5.4% (3.2% as of the Filing Date)
Abdiel Capital Management, LLC - 5.9% (3.4% as of the Filing Date)
Abdiel Capital Advisors, LLC - 5.9% (3.4% as of the Filing Date)
Colin T. Moran - 5.9% (3.4% as of the Filing Date)

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote
Abdiel Qualified Master Fund, L.P. - 0 shares Abdiel Capital Management, LLC - 0 shares Abdiel Capital Advisors, LLC - 0 shares Colin T. Moran - 0 shares
	(ii)	shared power to vote or to direct the vote

Abdiel Qualified Master Fund, L.P. - 188,307 shares (110,030 shares as of the Filing Date)
Abdiel Capital Management, LLC - 203,853 shares (119,116 shares as of the Filing Date)
Abdiel Capital Advisors, LLC - 203,853 shares (119,116 shares as of the Filing Date)
Colin T. Moran - 203,853 shares (119,116 shares as of the Filing Date)

	(iii)	sole power to dispose or to direct the disposition of
Abdiel Qualified Master Fund, L.P. - 0 shares Abdiel Capital Management, LLC - 0 shares Abdiel Capital Advisors, LLC - 0 shares Colin T. Moran - 0 shares
	(iv)	shared power to dispose or to direct the disposition of

Abdiel Qualified Master Fund, L.P. - 188,307 shares (110,030 shares as of the Filing Date)
Abdiel Capital Management, LLC - 203,853 shares (119,116 shares as of the Filing Date)
Abdiel Capital Advisors, LLC - 203,853 shares (119,116 shares as of the Filing Date)
Colin T. Moran - 203,853 shares (119,116 shares as of the Filing Date)

*** Abdiel Capital Management, LLC and Abdiel Capital Advisors, LLC serve as the general partner and the investment manager, respectively, of Abdiel Qualified Master Fund, L.P.  Shares otherwise reported herein are held by several private investment funds (including Abdiel Qualified Master Fund, L.P. holdings reported herein) for which Abdiel Capital Management, LLC and Abdiel Capital Advisors, LLC serve as the general partner and the investment manager, respectively.  Colin T. Marin serves as managing member of each of Abdiel Capital Management, LLC and Abdiel Capital Advisors, LLC.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit
99.1	Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

June 10, 2013

ABDIEL QUALIFIED MASTER FUND, L.P.

By: Abdiel Capital Management, LLC
its General Partner

By: /s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL MANAGEMENT, LLC

By: /s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL ADVISORS, LLC

By: /s/ Colin T. Moran
Colin T. Moran, Managing Member

COLIN T. MORAN

By: /s/ Colin T. Moran
Colin T. Moran, Individually